SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 3)
Sisecam Resources LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

172464 109

(CUSIP Number)

Sisecam Chemicals USA Inc.
c/o Türkiye Şişe Ve Cam Fabrikalari A.Ş.
İçmeler Mah. D-100 Karayolu Cad. No:44A
34947 Tuzla/İstanbul – Turkey
Attention: Hande Eroz, General Counsel
Telephone: +90 850 206 50 50

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 26, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 172464 109

1	NAMES OF REPORTING PERSONS
Sisecam Chemicals USA Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,808,749 common units

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,808,749 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,808,749 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Represents 19,808,749 common units representing limited partner interests of Sisecam Resources LP (“Sisecam Resources” or the “Issuer) held of record by Sisecam Chemicals Wyoming LLC, a Delaware limited liability company (“New Wyoming”), as successor by conversion to Ciner Wyoming Holding Co., a Delaware corporation (“Ciner Holding”).  New Wyoming is a wholly owned subsidiary of Sisecam Chemicals Resources LLC, a Delaware limited liability company (“New Resources”), and successor by conversion to Ciner Resources Corporation (“Ciner Corp”), a Delaware corporation.  Sisecam Chemicals USA Inc., a Delaware corporation (“Sisecam US”), may be deemed to share beneficial ownership of such common units as a result of its 60% interest in New Resources.

** Calculation of percentage is based on a total of 19,808,749 common units outstanding on May 26, 2023.

CUSIP No. 172464 109

1	NAMES OF REPORTING PERSONS
Sisecam Chemicals Wyoming LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,808,749 common units

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,808,749 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,808,749 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Represents 19,808,749 common units representing limited partner interests of Sisecam Resources held of record by New Wyoming, as successor by conversion to Ciner Holding.  New Wyoming is a wholly owned subsidiary of New Resources, which is a successor by conversion to Ciner Corp.  New Wyoming may be deemed to share beneficial ownership of such common units as a result of its ownership of limited partnership interests of Sisecam Resources.

** Calculation of percentage is based on a total of 19,808,749 common units outstanding on May 26, 2023.

CUSIP No. 172464 109

1	NAMES OF REPORTING PERSONS
Sisecam Chemicals Resources LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,808,749 common units

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,808,749 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,808,749 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Represents 19,808,749 common units representing limited partner interests of Sisecam Resources held of record by New Wyoming, as successor by conversion to Ciner Holding.  New Wyoming is a wholly owned subsidiary of New Resources, which is a successor by conversion to Ciner Corp.  New Resources may be deemed to share beneficial ownership of such common units as a result of its ownership of New Wyoming.

** Calculation of percentage is based on a total of 19,808,749 common units outstanding on May 26, 2023.

CUSIP No. 172464 109

1	NAMES OF REPORTING PERSONS
Türkiye Şişe ve Cam Fabrikalari A.Ş.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Turkey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,808,749 common units

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,808,749 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,808,749 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Represents 19,808,749 common units representing limited partner interests of Sisecam Resources held of record by New Wyoming, as successor by conversion to Ciner Holding.  New Wyoming is a wholly owned subsidiary of New Resources, which is a successor by conversion to Ciner Corp. Türkiye Şişe ve Cam Fabrikalari A.Ş. (“Sisecam Turkey”) may be deemed to share beneficial ownership of such common units as a result of its ownership of Sisecam US.

** Calculation of percentage is based on a total of 19,808,749 common units outstanding on May 26, 2023.

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the initial Schedule 13D (“Original 13D”) filed with the Securities and Exchange Commission (the “SEC”) on December 30, 2021 by Sisecam Chemicals USA Inc. (“Sisecam US”), Sisecam Chemicals Wyoming LLC (“New Wyoming”), Sisecam Chemicals Resources LLC (“New Resources”), Soda Sanayii A.S. (“Soda”) and Türkiye Şişe ve Cam Fabrikalari A.Ş. (“Sisecam Turkey”),  as amended and supplemented by the Amendment No. 1 filed with the SEC on July 6, 2022, as further amended and supplemented by the Amendment No.2 filed with the SEC on February 2, 2023 (as amended, the “Schedule 13D”),  by Sisecam US, New Wyoming, New Resources and Sisecam Turkey, with respect to the common units representing limited partner interests (the “Common Units”) of Sisecam Resources LP (the “Issuer”). The Schedule 13D shall not be modified except as specifically provided herein.

Item 1.	Security and Issuer

No change to this Item.

Item 2.	Identity and Background

No change to this Item.

Item 3.	Source and Amount of Funds or Other Consideration

The information in Item 3 of the Original 13D is hereby amended and supplemented as follows:

Pursuant to the Merger Agreement described in Item 4 of this Amendment No.3 (which Item 4 is incorporated herein by reference), New Resources funded the Merger through a combination of cash on hand, dividend flows, income from dividends, loans from its parent entities and the proceeds of a $110 million term loan facility (the “Term Loan Facility”) by and among New Resources and (i) each of New Resources’ subsidiaries (including the Issuer and each of the Issuer’s subsidiaries, other than Sisecam Wyoming LLC (“SWY”) and SWY’s subsidiaries), as guarantors, (ii) Alter Domus (US) LLC, as administrative agent, (iii) Deutsche Bank AG New York Branch and Societe Generale, as joint lead arrangers and joint book runners, and (iv) several other banks, financial institutions, institutional investors and other entities party thereto.

The foregoing description of the Term Loan Facility does not purport to be complete and is qualified in its entirety by the full text of the Term Loan Facility, which is attached hereto as Exhibit E and incorporated by reference in its entirety herein.

Item 4.	Purpose of Transaction

The information in Item 4 of the Original 13D is hereby amended and supplemented as follows:

On May 26, 2023 (the “Closing Date”), pursuant to the terms and conditions of the Merger Agreement, Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer surviving and continuing to exist as a Delaware limited partnership.

At the effective time of the Merger (the “Effective Time”), the Issuer became a direct, wholly owned subsidiary of the Partnership GP and New Wyoming.  Pursuant to the terms and conditions of the Merger Agreement, at the Effective Time, each issued and outstanding common unit of the Issuer (the “Common Units”), other than those held by New Wyoming and its permitted transferees (the “Parent Units”), was converted into the right to receive $25.00 per Common Unit in cash without any interest thereon (the “Merger Consideration”).  Each issued and outstanding Parent Unit, each issued and outstanding Incentive Distribution Right (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership, dated as of September 18, 2013, (as amended, the “Partnership Agreement”) in the Issuer, and the Partnership GP’s general partner interest in the Issuer was not cancelled, was not converted into (and did not entitle the holder thereof to receive) Merger Consideration, and remained outstanding following the Merger.

In connection with the closing of the Merger, the Issuer (i) notified the New York Stock Exchange (the “NYSE”) that the Certificate of Merger relating to the Merger had been filed with the Secretary of State of the State of Delaware and had become effective as of the Effective Time and (ii) requested that the NYSE file a Notification of Removal from Listing and/or Registration on Form 25 with the SEC to delist and deregister the Common Units under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The trading of Common Units was suspended before the opening of trading on the Closing Date.  Additionally, the Issuer intends to file a certification on Form 15 under the Exchange Act with the SEC requesting the suspension of the Issuer’s reporting obligations under Sections 13 and 15(d) of the Exchange Act.  Consequently, this Amendment No. 3 constitutes an exit filing for the Reporting Persons.

Item 5.	Interest in Securities of the Issuer

The information in Item 5 of the Original 13D is hereby amended and supplemented as follows:

(a) New Wyoming is the record and beneficial owner of 19,808,749 common units, which, based on 19,808,749 common units outstanding as of May 26, 2023, represents 100.0% of the outstanding common units of the Issuer.

None of Sisecam US, New Resources, or Sisecam Turkey directly owns any common units of the Issuer; however, New Resources, as the owner of all of the ownership interests in New Wyoming, Sisecam US, as the owner of 60% of the ownership interests of New Resources, and Sisecam Turkey, as the owner of all of the ownership interests in Sisecam US, may be deemed to share with Ciner Enterprises, Inc. the beneficial ownership of the 19,808,749 common units representing 100.0% of the outstanding common units of the Issuer held of record by New Wyoming and beneficially by New Resources as of the date hereof.

(b) The information set forth in rows 7 through 11 of the cover pages hereto is incorporated herein by reference.

(c) Except as described elsewhere in this Amendment, none of the Reporting Persons has affected any transactions in the common units of the Issuer during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended by adding the following exhibits:

Exhibit E – Credit Agreement, dated as of May 26, 2023, by and among Sisecam Chemicals Resources LLC, Guarantors defined therein, Alter Domus (US) LLC, as Administrative Agent, and Deutsche Bank AG New York Branch and Societe Generale, as Joint Lead Arrangers and Joint Bookrunners*

*       Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish copies of any of the omitted schedules and exhibits upon request by the SEC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 26, 2023

SISECAM CHEMICALS USA INC.

By:	/s/ Mustafa Gorkem Elverici
Name:	MUSTAFA GÖRKEM ELVERICI
Title:	DIRECTOR

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 26, 2023

SISECAM CHEMICALS WYOMING LLC

By:	/s/ Mustafa Gorkem Elverici
Name:	MUSTAFA GÖRKEM ELVERICI
Title:	DIRECTOR

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 26, 2023

SISECAM CHEMICALS RESOURCES LLC

By:	/s/ Mustafa Gorkem Elverici
Name:	MUSTAFA GÖRKEM ELVERICI
Title:	DIRECTOR

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 26, 2023

TÜRKIYE ŞIŞE VE CAM FABRIKALARI A.Ş.

By:	/s/ Mustafa Gorkem Elverici
Name:	MUSTAFA GÖRKEM ELVERICI
Title:	DIRECTOR